Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 21, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING WAS MADE AVAILABLE TO WACHOVIA EMPLOYEES

DATE:	June 21, 2004
TO:	All employees
FROM:	Ken Thompson, Chairman and CEO
RE:	SouthTrust Merger Announcement

I am happy to share with you and the entire Wachovia team that Wachovia and SouthTrust have agreed to merge. This is a great development for our growing company, and it’s important to me that you — as teammates and colleagues — understand clearly the opportunities this combination presents.

Specifically, what I want you to know about today’s agreement is that we believe this merger will:

•	Solidify Wachovia’s strong market leadership in the Southeast, hasten our entry into Texas and position us for future growth in our dynamic, consolidating industry.

•	Be good for both companies’ shareholders.

•	Enhance Wachovia’s long-term strategic goals.

I am especially delighted that SouthTrust shares so many of the values by which we operate. SouthTrust Chairman Wallace Malone, a leader I admire, has built an impressive organization that is one of the strongest regional banks in the country. The company’s reputation for integrity is well established, and SouthTrust’s dedication to outstanding customer service will serve everyone well as we proceed with our proven, customer-focused integration methodology.

When the transaction is completed (expected by late this year), Wachovia will have a unique and leading banking presence in the Southeast and branches in 15 states and Washington, D.C. That makes me proud. But what makes me even prouder is that our people will be meeting the very real financial needs of more customers as we make an impact in more great communities.

Naturally, today’s announcement means we will need to add to the strategic priorities we’ve set for ourselves through 2006. As you’ve seen on the intranet and in my column in Inside Wachovia Times, our five priorities are to grow revenue, build customer loyalty, lower operating costs, enhance employee engagement and continue strengthening our corporate governance. Now a sixth priority — successful merger integration — joins the list. All are equally critical to our long-term success, and I know I can count on your support.

I encourage you to read the details of the SouthTrust merger agreement in the press release and other documents posted on Inside Wachovia Exchange. You will see that two talented veterans — David Carroll of Wachovia and Frank Schmidt of SouthTrust — will co-lead the merger integration effort. Look for additional leadership and organizational announcements in the coming days. All of this information will help you fully convey

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the meaning of today’s news to customers and others. As you do, please keep the following points in mind:

•	Our company is strong, growing and focused on people — our employees, customers, shareholders and neighbors near and far.

•	We will move thoughtfully through the integration processes that lie ahead as we welcome SouthTrust as part of the Wachovia family.

Thank you for your commitment to our joint success.

Special Information

Please be sure to tune to a special edition of Inside Wachovia Today, a 15-minute V-Net broadcast, featuring a message from me as well as an interview with Ben Jenkins, head of the General Bank. It begins airing at 8 a.m. Monday, June 21. You also can order a videotape through OSCAR, item No. 000186310. It rebroadcasts at the following dates and times:

•	Monday, June 21, at 8 a.m., 8:30 a.m., 11 a.m., noon, 1 p.m., 2 p.m., 3 p.m., 4 p.m., 5 p.m., 6 p.m., 7 p.m., 8 p.m., 9 p.m. and 10 p.m.

•	Tuesday, June 22, at 2 a.m., 4 a.m., 7 a.m., 8 a.m., 10 a.m., noon, 2 p.m., 4 p.m., 6 p.m. and 10 p.m.

•	Wednesday, June 23, at 2 a.m., 8 a.m., noon, 4 p.m. and 8 p.m.

•	Thursday, June 24, at 2 a.m., 10 a.m., 2 p.m. and 6 p.m.

•	Friday, June 25, at 10 a.m. and 2 p.m.

Employees may also listen to Wachovia’s live conference call with Wall Street analysts on Inside Wachovia Video Network — or V-Net — at 9 a.m. Monday, June 21. Those without V-Net access may telephone 877-XXX-XXXX to listen in on the call; no passcode is required.

Additional Information

The proposed Merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings.” You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust,” then under “Investor Relations” and then under “SEC Documents.”

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the Merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on

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March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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THE FOLLOWING WAS MADE AVAILABLE TO WACHOVIA EMPLOYEES

News of the Day

Wachovia and SouthTrust have announced plans to merge and solidify the company’s market leadership in the Southeast, creating a high-growth company with an intense focus on customers and a commitment to growing shareholder value.

Announcement Overview:

•	With SouthTrust, Wachovia will have a leading and unique market presence in some high-growth markets.

•	Wachovia and SouthTrust share a commitment to and proven performance in top customer service.

•	The move is consistent with Wachovia’s business strategy and growth goals.

•	It is good for both companies’ shareholders and consistent with Wachovia’s disciplined acquisition guidelines.

•	It leverages Wachovia’s strong merger integration track record, with an intense focus on customers.

The Result:

•	Number One market position in the Southeast, with an 18% deposit share.

•	Number One in number of branches in the Southeast, with 2,302 branches (3,262 branches in total).

•	Immediate scale — 64 SouthTrust branches — in the fast-growing Texas market, which is the second largest U.S. state by population.

•	Expedites Wachovia’s plan to build 150-175 new branches over four years.

•	Enhanced consistency of earnings, with General Bank earnings increasing as a percentage of total earnings.

•	The company will be headquartered in Charlotte and headed by Ken Thompson, Chairman, President and CEO.

•	The new company will continue the long tradition Wachovia and SouthTrust have of commitment to community through strengthening neighborhoods and leadership in education.

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•	Wachovia will contact community and government leaders and organizations in SouthTrust’s key market areas to develop a comprehensive understanding of the needs and priorities of these communities.

•	Wachovia is prepared to devote significant resources to helping and strengthening these communities.

•	Wachovia expects to have specific community plans to talk about in the next several weeks.

The Transaction:

•	It meets Wachovia’s disciplined acquisition criteria, with a 16 percent internal rate of return.

•	The deal should be accretive to cash earnings per share within 24 months.

•	0.89 shares of Wachovia stock will be exchanged for each share of SouthTrust stock.

•	$14.3 billion transaction

•	Premium is 22 percent based on five-day average of Wachovia and SouthTrust closing stock prices through June 18, 2004.

•	Transaction is expected to close in the fourth quarter of 2004.

•	The highly successful integration methodology used in the First Union/Wachovia merger and Prudential transition will be followed closely.

•	Integration period expected to be 15 months.

•	Customer service is Priority One.

•	Customers and members of the community will be hearing from Wachovia often.

The Organization:

•	Merger integration will be headed by David Carroll (Wachovia) and Frank Schmidt (SouthTrust).

•	Other leadership announcements will be forthcoming in the next few days.

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The Board:

•	SouthTrust Chairman Wallace Malone and two additional SouthTrust directors will join the Wachovia board or directors, bringing the number of directors to 18.

Additional Information:

•	The proposed Merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings.” You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust,” then under “Investor Relations” and then under “SEC Documents.”

•	Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the Merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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THE FOLLOWING WAS MADE AVAILABLE TO WACHOVIA EMPLOYEES

Wachovia and SouthTrust

At-A-Glance

•	Creates number one market position in the Southeast*, with 18% deposit share

•	Strengthens and extends Wachovia’s reach in high growth Southern markets – entry into new markets, immediate scale in fast-growing Texas market

•	Leverages Wachovia’s strong merger integration track record with intense focus on customers

•	Low risk transaction

	Wachovia	SouthTrust	Combined New Wachovia**	Pro forma Rank
Assets (3/31/04)	$411 B	$53 B	$464 B
Asset Rank	#4	#16	#4
2003 Revenues	$20.3 B	$2.4 B	$22.7 B	#5
Market Cap (6/18/04)	$61.7 B	$14.3 B	$76 B	#5
Headquarters	Charlotte, NC	Birmingham, AL	Charlotte, NC
Employees	85,460	12,407	97,867	#5
Registered Representatives	11,214	156 (126 in branches)	11,370
Customers	12 million households/ businesses	1.7 million households/ businesses	13.7 million households/ businesses
Deposits	$232 B	$36 B	$268 B	#4
Loans	$167 B	$36 B	$203 B	#5
Assets Under Management	$251 B	$10 B	$261 B
Mutual Funds	$104 B	$2 B	$106 B	#18 (as of 12/31/03)
Branches	2,531	731	3,262	# 2
ATM Network	4,400	894	5,294	# 5
Brokerage Offices	740	105	845

*	Includes AL, FL, GA, MS, NC, SC, TN, VA; excludes deposits brokerage/credit card related companies.
**	All data as of 3/31/04 unless otherwise noted.

Additional Information

The proposed Merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports – SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the Merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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THE FOLLOWING Q&A WAS MADE AVAILABLE TO WACHOVIA EMPLOYEES

Q&A

The Transaction

When will the transaction close?

The transaction is anticipated to close in the fourth quarter of 2004.

When will the systems conversion be complete?

The conversion and sign change will be gradually phased in to minimize any inconvenience to our customers. Completion is expected by the end of 2005.

Will there be any changes to the Wachovia logo?

No. The logo will remain unchanged and SouthTrust will assume the Wachovia name and brand.

People/Organization

What role will the SouthTrust Chairman and CEO play in the combined company?

Wallace Malone will serve as Vice Chairman and as a member of the Board of Directors. Ken Thompson remains Chairman, CEO and President of Wachovia.

What is the composition of the new executive leadership?

Wallace Malone and two other directors will join the Wachovia Board of Directors. In addition, Frank Schmidt from SouthTrust will serve as integration co-head with David Carroll from Wachovia. Regional senior leadership will be comprised of key leaders from both companies, and will be announced shortly.

What will happen to key executives who may not remain with the combined company long-term? How long will they stay on board?

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The tenure of executives will vary depending on transition plans. We do not have specifics at this time.

Strategy/Rationale; Shareholders

How will both companies maintain momentum and focus with respect to day-to-day business and priorities such as customer service, revenue generation and expense management?

Wachovia has a proven track record of strong customer service and revenue growth during an integration. Our experienced leaders will help ensure a continued focus on our highest priority—delivering a broader array of products and stellar service to our customers. Our momentum should be propelled forward by this new combination. Our integration plan is to phase in the transition gradually over the next 15 months. This approach is designed to allow us to stay the course in serving customers and achieving revenue and expense goals.

Does this transaction make the General Banking Group a bigger part of the organization? How will this affect other businesses like the Capital Management Group?

This transaction makes the combined company the #1 bank in the Southeast, with an 18% deposit share. It provides immediate scale in the fast-growing Texas market and further enhances Wachovia’s pro forma business mix, with 75% of earnings in traditional banking and retail securities businesses.

We believe the Capital Management Group and Corporate and Investment Bank stand to gain a potential revenue lift from the new customer base Wachovia will be able to access.

Customers

Do your projections allow for any customer attrition?

We are extremely focused on customers and every decision and action in this process will be driven first and foremost to meet our customers’ expectations. Our goal is to lose no customers.

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What will happen to branches in the same area and the employees at those branches?

You will not see any changes immediately, so continue doing business as normal. In areas where the two companies have overlap, any decisions about ongoing locations will not be made until a balanced and thorough review is complete. We will share these decisions with employees and customers well in advance of any change.

What will happen to accounts?

There will be no immediate changes to any products or accounts. Any enhancements or changes in the future will be communicated in advance. Continue to do business as usual.

Will this mean higher fees?

The combined company will offer more convenience for customers and a wealth of competitive products and services. As final decisions are made regarding products and pricing, customers will receive communication well in advance.

Are my deposits still FDIC insured?

Yes. There is no change.

Will Wachovia or SouthTrust’s products or rates change?

The combined company will offer a highly competitive line of products and services, as they do today. More specifics about product selection will be determined going forward. At this time there are no changes.

When will the companies’ websites be combined?

The websites will be combined; and we will communicate details well in advance. Customers should continue business as usual.

How will you communicate with customers?

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Customer communication will be a key focus. We will provide all customers thorough and timely information about this merger and any changes they may see through direct mail and information on our website.

Employees and Branches

What is the plan for branch consolidation?

We expect to consolidate approximately 130-150 of our 3,262 total branches. We expect that we will be required by regulation to sell less than $1 billion of deposits. Prior to making decisions about branch consolidations, we will gather data about our customers’ preferences and retain the branches that offer the most convenience to our customers.

When will branch signage change?

Signage changes will be gradually phased in to minimize any inconvenience to customers. Completion is expected by the end of 2005.

How many employees will be displaced?

When the two companies are fully combined over a 15-month integration period, we estimate that the combined employee base will be reduced by 4,300. We expect that about 25%—35% of this reduction will occur through attrition.

We expect no immediate changes, particularly as it relates to branch employees and others who serve our customers. Employees will be notified well in advance of any changes to their role, and the effort will include a methodical process that will be shared in detail when plans are finalized.

If an employee has posted for a job, is the posting on hold?

No.

If an employee has received an offer for a new job, but hasn’t reached the start date, is the job still open?

All offers that have been extended and accepted will be honored.

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Headquarters/Regional Implications

What will happen to the SouthTrust headquarters in Birmingham?

Birmingham will be a very important city for us, but corporate headquarters will be in Charlotte. It is too early to know any real estate impacts, and those decisions will be determined by a methodical process and plan.

Community

How will this transaction affect either company’s commitment to community?

Both partners have a tradition of giving back to the communities where we work and live through contributions, employee volunteer time and community development activities. Together, we will continue this commitment to community as a new company that is stronger than ever. Commitments for charitable contributions will be honored. Beginning today we will be contacting community and government leaders and organizations to develop a comprehensive understanding of the needs and priorities of key SouthTrust communities. We are prepared to devote significant resources to helping and strengthening these communities, and will be sharing more specific plans in the coming weeks.

Are there any CRA issues to be concerned about?

Wachovia and SouthTrust are fully committed to the markets we serve. As a combined company, we will continue our focus on strengthening neighborhoods and increasing affordable housing options.

Additional Information

The proposed Merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—

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Investor Relations” and then under the heading “Financial Reports—SEC Filings.” You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust,” then under “Investor Relations” and then under “SEC Documents.”

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the Merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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THE FOLLOWING IS A TRANSCRIPT OF A VIDEO BROADCAST MADE

AVAILABLE TO WACHOVIA EMPLOYEES

June 21, 2004

Wachovia Announces Merger

With SouthTrust On

“Inside Wachovia Today

>>Dewey Norwood: HELLO AND THANKS FOR TUNING INTO THE SPECIAL EDITION OF “INSIDE WACHOVIA TODAY.”

I’M DEWEY NORWOOD.

TODAY, WACHOVIA AND SOUTHTRUST CORPORATION OF BIRMINGHAM, ALABAMA, ANNOUNCED AN AGREEMENT TO MERGE. SOUTHTRUST HAS $53 BILLION IN ASSETS AND OPERATES MORE THAN 700 FINANCIAL CENTERS IN ALABAMA, TEXAS, MISSISSIPPI, AND TENNESSEE. AS WELL AS IN FLORIDA, GEORGIA, NORTH CAROLINA, SOUTH CAROLINA AND VIRGINIA.

THE COMBINATION CREATES THE NUMBER ONE BANK IN THE SOUTHEAST WITH A DEPOSIT MARKET SHARE OF 18%. HEADQUARTERS FOR THE MERGED COMPANY WILL BE IN CHARLOTTE AND KEN THOMPSON WILL SERVE AS CHAIRMAN, PRESIDENT, AND CEO.

HERE’S KEN WITH A MESSAGE FOR ALL EMPLOYEES.

>>Ken Thompson: THANK YOU, DEWEY AND THANKS TO ALL OF YOU FOR TUNING IN TO LEARN MORE ABOUT TODAY’S VERY EXCITING NEWS.

AS YOU’VE HEARD, WACHOVIA AND SOUTHTRUST ARE JOINING FORCES TO CREATE A BANKING POWERHOUSE THAT IS TRULY UNIQUE.

WITH THIS MOVE, WACHOVIA BECOMES THE NUMBER ONE BANK IN THE SOUTHEAST, AND THAT’S IN ADDITION TO AN OUTSTANDING MARKET PRESENCE IN OUR NORTHERN MARKETS, AND IT EXTENDS OUR REACH CONSIDERABLY INTO SOME GREAT, NEW BANKING

MARKETS INCLUDING TEXAS.

AFTER ALL IS SAID AND DONE, ABOUT 18 MONTHS FROM NOW, WACHOVIA WILL SERVE MILLIONS OF CUSTOMERS, BOTH INDIVIDUALS AND BUSINESSES, IN 15 STATES AND WASHINGTON, D.C.

WE’LL OFFER THESE CUSTOMERS A PREMIER SELECTION OF FINANCIAL SERVICES AND PRODUCTS REACHING THEM THROUGH OUR WIDE VARIETY OF CONVENIENT CHANNELS.

YOU CAN READ A LOT OF THE SPECIFICS OF THIS DEAL IN THE PRESS RELEASE AND IN OTHER DOCUMENTS WE’VE POSTED FOR YOU ON EXCHANGE, BUT KNOW THIS.

I BELIEVE THERE’S NO QUESTION THAT THIS COMBINATION IS RIGHT FOR OUR CUSTOMERS AND FINANCIALLY, IT IS GOOD FOR BOTH SETS OF SHAREHOLDERS.

YOU’LL BE GLAD TO KNOW THAT OUR MERGER INTEGRATION WILL FOLLOW THE VERY SUCCESSFUL MODEL WE USED IN THE WACHOVIA-FIRST UNION MERGER.

WE WILL MOVE DELIBERATELY AND WITH GREAT CARE KEEPING AN INTENSE FOCUS ON OUR CUSTOMERS.

WALLACE MALONE HAS LED SOUTHTRUST AS CEO FOR 40 CAREERS AND HAS BUILT A POWERHOUSE COMPANY THAT SHARES MANY OF THE SAME VALUES THAT WE AT WACHOVIA HOLD DEAR. THINGS LIKE PERSONAL EXCELLENCE AND ACCOUNTABILITY AND TEAMWORK.

SOUTHTRUST ALSO BRINGS AN UNWAIVERING FOCUS ON THE CUSTOMERS TO THE TABLE.

NATURALLY, TODAY’S ANNOUNCEMENT MEANS WE NEED TO AN ITEM TO OUR TO-DO LIST.

AS YOU KNOW, THE FIVE PRIORITIES WE IDENTIFIED THROUGH 2006 ARE GROWING REVENUE, BUILDING CUSTOMER LOYALTY, LOWERING OPERATING COSTS, ENHANCING EMPLOYEE ENGAGEMENT, AND CONTINUING TO STRENGTHEN OUR CORPORATE GOVERNANCE. NOW WE’LL, ONCE AGAIN, ADD COMPLETING A SUCCESSFUL MERGER INTEGRATION TO THAT LIST.

WE CAN DO ALL SIX WITH EVERYONE’S COMMITMENT.

IN FACT, I BELIEVE THAT COMBINING WITH SOUTHTRUST WILL HELP US ACHIEVE OUR GOALS, AND I NEED YOUR HELP, TOO. PLEASE CONTINUE SERVING UP EXCELLENCE IN EVERYTHING YOU DO WITH CUSTOMERS AND YOUR INTERNAL PARTNERS AND PLEASE WELCOME OUR NEW TEAMMATES WHEN YOU GET THE CHANCE.

I’M EXCITED ABOUT JOINING FORCES TO BETTER SERVE OUR CUSTOMERS, COMMUNITIES, EMPLOYEES AND SHAREHOLDERS. I HOPE YOU ARE, AS WELL.

TOGETHER, WE ARE WELL ON OUR WAY TO MAKING WACHOVIA GREAT.

THANK YOU.

>>Dewey Norwood: THANKS, KEN.

AS I MENTIONED EARLIER, THE MERGER EXTENDS WACHOVIA’S BANKING REACH INTO SOME VERY ATTRACTIVE NEW MARKETS AND ADDS TO THE COMPANY’S STRONG POSITION IN SEVERAL EXISTING MARKETS.

HERE’S BEN JENKINS, HEAD OF THE GENERAL BANK TO EXPLAIN

A BIT MORE.

HE’S WITH LORI HEDRICK OF CORPORATE COMMUNICATION.

>>Lori Hedrick: WELCOME, BEN.

THANK YOU FOR JOINING US TODAY.

>>Ben Jenkins: THANK YOU.

>>Lori Hedrick: WE HEARD ABOUT THE NEWS WITH OUR MERGER AGREEMENT WITH SOUTHTRUST AND OBVIOUSLY, KEN THOMPSON IS VERY EXCITED ABOUT IT.

CAN YOU SHARE OUR PERSPECTIVE ABOUT THE DEAL?

>>Ben Jenkins: I THINK WE’RE ALL EXCITED.

I THINK IT PROVIDES A TERRIFIC OPPORTUNITY FOR WACHOVIA. I DON’T KNOW HOW MUCH EVERYONE KNOWS ABOUT SOUTHTRUST, BUT IT IS AN OUTSTANDING ORGANIZATION THAT HAS HAD ABSOLUTELY WONDERFUL PERFORMANCE, NOT JUST FOR TWO OR THREE YEARS, BUT FOR 20 OR 25 YEARS.

IF YOU LOOK BACK OVER THE LAST 20 YEARS, THEY HAVE BEEN MAYBE THE BEST PERFORMER OF THE TOP 20 BANKS IN THIS COUNTRY.

THEY HAVE HAD AN ABSOLUTELY WONDERFUL PERFORMANCE RECORD.

SO WE’RE COMBINING WITH AN OUTSTANDING ORGANIZATION.

THEY’RE VERY STRONG IN ALABAMA, AS YOU EXPECT THEM TO BE GIVEN THAT THEY’RE HEADQUARTERED THERE, BUT THEY’VE BEEN VERY ACTIVE IN FLORIDA.

THEY HAVE A LOT OF OFFICES THERE.

THAT WILL BE VERY HELPFUL TO A NEW COMPANY.

THEY’RE ACTIVE IN ATLANTA, AND THAT’S VERY HELPFUL TO US.

THEY’RE IN THE CAROLINAS, AND THEY DO WELL THERE, AND THEY’RE IN TEXAS WITH ABOUT 50 TO 60 OFFICES, SO THEY ADVANCE OUR STRATEGY IN TEXAS BY PROBABLY 18 MONTHS, SO WHEN YOU THINK ABOUT THE SOUTHEAST AND HOW IMPORTANT THE SOUTHEAST IS TO US AND THE CUSTOMER BASE THERE, WE REALLY STRENGTHEN OURSELVES IN THE SOUTHEAST.

WE PICK UP A LOT OF GREAT CUSTOMERS AND GREAT BANKERS IN THIS COMBINATION SO WE’RE EXCITED ABOUT IT.

>>Lori Hedrick: THAT’S GREAT.

YOU MENTIONED STRATEGY.

HOW DOES THIS ALTER THE GENERAL BANK STRATEGY NOW AND OVER THE COURSE OF THE NEXT, SAY, YOU KNOW, TWO TO THREE YEARS?

>>Ben Jenkins: THAT’S A GREAT QUESTION.

I DON’T THINK IT REALLY DOES.

IF YOU THINK ABOUT THE GENERAL BANK AND WHAT WE’RE ALL ABOUT, YOU THINK OF CUSTOMER SERVICE, CUSTOMER RETENTION, CROSS-SELLING, EXPANDING AND DEEPENING RELATIONSHIPS, AND NEW CUSTOMER ACQUISITION. AND THAT WOULD BE TRUE FOR, I THINK, ALL OF OUR BUSINESSES.

SOUTHTRUST IS VERY MUCH THE SAME WAY.

THEY DO BUSINESS VERY MUCH LIKE US.

THEY’RE FOCUSED ON MANY OF THE SAME THINGS THAT WE’RE

FOCUSED ON, SO I THINK BRINGING THE TWO COMPANIES TOGETHER FROM A STRATEGY STANDPOINT AND WHAT IS MOST IMPORTANT WILL BE EASY.

I THINK IT WILL BE A NATURAL KIND OF THING TO DO, AND I THINK THAT WILL ADVANCE THE COMBINATION OF THE TWO COMPANIES.

>>Lori Hedrick: OBVIOUSLY, SOME CHANGE IS GOING TO OCCUR.

WHAT IMPACTS DO YOU SEE HAPPENING IN THE ORGANIZATION AS A RESULT OF THIS ANNOUNCEMENT?

>>Ben Jenkins: WELL, FIRST OF ALL, IT’S PRIMARILY—MAYBE 98% SO—A GENERAL BANK COMBINATION.

SO MOST OF THE IMPACT WILL BE WITHIN THE GENERAL BANK. THEY HAVE TERRIFIC PEOPLE.

THEY HAVE WONDERFUL MARKET LEADERS AND THEY HAVE DONE A GREAT JOB.

WE’LL COMBINE THE COMPANIES IN A WAY THAT ENSURES THAT THE COMPANY, WACHOVIA, IS BEST SERVED, AND THAT THE COMPANY IS AS STRONG AS IT POSSIBLY CAN BE.

THERE WILL BE SOME MODEST ORGANIZATIONAL SHIFTS AND CHANGES.

THERE WILL BE SOME JOB CHANGES, AND WE’LL BE COMMUNICATING THOSE VERY QUICKLY.

WE’LL GET THOSE COMMUNICATIONS OUT BEFORE THE END OF THIS WEEK.

WE’LL START THAT ON TUESDAY AND MOVE THROUGH THAT.

BY WEEK END, WE’LL EXPLAIN THE NEW ORGANIZATIONS AND WHAT ROLES PEOPLE ARE PLAYING.

>>Lori Hedrick: GREAT.

CUSTOMER SERVICE IS, OBVIOUSLY, A BIG FOCAL POINT FOR WACHOVIA.

HOW DOES OUR CUSTOMER SERVICE FOCUS FIT WITH SOUTHTRUST’S CUSTOMER SERVICE FOCUS?

>>Ben Jenkins: I THINK WE’RE GOING TO FIND THAT IT FITS VERY WELL.

MAYBE THE BEST WAY TO ASK ABOUT CUSTOMER SERVICE ISN’T TO ASK SOMEBODY HOW DO YOU DO IT OR HOW GOOD ARE YOU AT IT, BUT TO ASK THEIR CUSTOMERS, AND WE’VE COMPETED WITH SOUTHTRUST A LOT.

WE KNOW THE STRONG FOLLOWING THEY HAVE IN THEIR BUSINESS LINES AND THEIR CUSTOMERS SAY WONDERFUL THINGS ABOUT THEM, AND THEY’VE GOT A STRONG FOLLOWING FROM THEIR CUSTOMERS, SO THEY’RE OBVIOUSLY FOCUSED ON CUSTOMER SERVICE.

IT WOULD NOT SURPRISE ME TO FIND THAT WE’RE DOING SOME THINGS IN THE RETAIL ORGANIZATION FROM A CUSTOMER SERVICE STANDPOINT THAT THEY’RE NOT DOING, AND WE CAN STRENGTHEN THAT, AND IT WOULD NOT SURPRISE ME IF SOUTHTRUST IS VERY STRONG ON WHOLESALE CUSTOMER SERVICE. THEY’VE GOT A STRONG FOLLOWING THERE, AND THAT WE CAN LEARN SOMETHING THERE, SO I THINK—I THINK THIS COMBINATION WILL ALLOW LEARNINGS ON BOTH SIDES AND WILL

ALLOW US TO BE A STRONGER COMPANY AS A RESULT.

CUSTOMER SERVICE IS WHAT IT’S ALL ABOUT.

IT’S OUR BIG FOUNDATION.

I THINK COMBINATION AND LEARNING FROM EACH OTHER WILL ALLOW US TO BE EVEN BETTER IN THAT AREA.

>>Lori Hedrick: THAT LEADS ME TO A REAL OBVIOUS QUESTION.

WHAT SHOULD EMPLOYEES BE FOCUSING ON AS WE MOVE FORWARD?

>>Ben Jenkins: I WOULD SAY PROBABLY TWO THINGS.

FIRST OF ALL, I THINK IT’S IMPORTANT TO COMMUNICATE WELL THIS COMBINATION, SO I THINK COMMUNICATION INTERNALLY TO TEAMMATES AND EXTERNALLY TO CUSTOMERS IS REALLY IMPORTANT, AND WE NEED OUR LEADERS TO DO A LOT OF THAT. SECOND OF ALL, THOUGH, WE’VE GOT HUGE MOMENTUM IN THE GENERAL BANK, IN ALL OF OUR BUSINESSES AND ALL OF OUR GEOGRAPHIES.

WE DO NOT WANT TO LOSE THAT, SO IT’S A MATTER OF GETTING BACK TO BUSINESS, FOCUSING ON CUSTOMERS, GIVING GREAT SERVICE, FOCUSING ON EXPANDING RELATIONSHIPS, FOCUS ON TAKING BUSINESS AWAY FROM OUR COMPETITORS AND NOT LET THIS GET IN THE WAY OF THAT.

>>Lori Hedrick: SOUNDS ALL GOOD.

>>Ben Jenkins: I THINK IT IS GOOD.

WE’RE EXCITED.

>>Lori Hedrick: IT IS AN EXCITING TIME.

WE APPRECIATE YOU BEING HERE TO SHARE YOUR THOUGHTS.

>>Ben Jenkins: THANK YOU VERY MUCH.

>>Dewey Norwood: THANKS, LORI.

TO SUMMARIZE FOR YOU, WACHOVIA AND SOUTHTRUST ARE MERGING CREATING A UNIQUE FINANCIAL SERVICES PRESS FENCE HIGH-GROWTH MARKETS.

THE MOVE IS CONSISTENT WITH WACHOVIA’S STRATEGY AND LONG-TERM GOALS, AND THE TWO COMPANIES SHARE A COMMITMENT TO OUTSTANDING SERVICE.

WELL, THAT ABOUT WRAPS IT UP FOR OUR BROADCAST.

YOU CAN FIND ADDITIONAL INFORMATION ABOUT SOUTHTRUST AND THE MERGER AGREEMENT ON EXCHANGE.

THERE, WE’VE POSTED A MEMO FROM KEN THOMPSON, A FACT SHEET, THE OFFICIAL PRESS RELEASE AND OTHER USEFUL INFORMATION.

THANKS AGAIN FOR WATCHING.

HAVE A GREAT WEEK.

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